
02003450



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 38749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KIRLIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6901 Jericho Turnpike
(No. and Street)


RECD S.E.C.
MAR 0 4 2002
535

Syosset	NY	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Kirincic (516) 393-2500
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN GOLUB KESSLER LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036-2602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, David O. Linder swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kirlin Securities, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CO-CEO

Title



Notary Public

ILENE B. ALLEN
NOTARY PUBLIC, State of New York
#4886165
Qualified in Nassau County
Term Expires March 2, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Kirlin Securities, Inc.

We have audited the accompanying statement of financial condition of Kirlin Securities, Inc. (a wholly owned subsidiary of Kirlin Holding Corp.) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kirlin Securities, Inc. as of December 31, 2001, in conformity with accounting principles accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 7, 2001

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com

KIRLIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
Cash	$ 172,135
Due from Clearing Brokers	3,119,154
Securities Owned:	
U.S. government and agency obligations, at market value	161,376
State and municipal obligations, at market value	1,161,195
Corporate bonds and other securities, at market value	341,452
Nonmarketable securities, at fair value	39,903
Furniture, Fixtures and Leasehold Improvements, at cost, net of accumulated depreciation and amortization of $2,331,207	1,084,821
Deferred Tax Asset	2,883,956
Intangible Asset, net of accumulated amortization of $75,000	775,000
Goodwill	1,395,417
Due from Parent Company	135,386
Other Assets	1,618,884
Total Assets	$12,888,679
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 224,371
Accrued compensation payable	2,066,359
Accounts payable and accrued expenses	1,106,660
Total liabilities	3,397,390
Commitments and Contingencies	
Stockholder's Equity:	
Common stock ($.001 par value; authorized 100 shares; issued and outstanding 10 shares) and additional paid-in capital	10,009,243
Accumulated deficit	(517,954)
Total stockholder's equity	9,491,289
Total Liabilities and Stockholder's Equity	$12,888,679

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Kirlin Securities, Inc. (the "Company") is a wholly owned subsidiary of Kirlin Holding Corp. ("KHC" or the "Parent").

The Company is a full-service, retail-oriented brokerage firm, specializing in the trading and sale of both equity and fixed income securities, including mutual funds. The Company also offers a managed assets portfolio program to manage the financial assets of its clients. The Company has offices in New York, New Jersey, Florida and California.

The Company is registered as a broker-dealer with and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in this financial statement to its clearing brokers, which maintain the customers' accounts and clear such transactions. Additionally, these clearing brokers provide the clearing and depository operations for the Company's proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that customers do not fulfill their obligations with these clearing brokers as the Company has agreed to indemnify the clearing brokers for any resulting losses.

At December 31, 2001, substantially all of the securities owned and securities sold, not yet purchased, and the amount due from the clearing brokers reflected in the statement of financial condition are security positions with and amounts due primarily from one clearing broker.

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Furniture and fixtures are depreciated on a straight-line basis over the economic useful lives of the assets, not exceeding five years. Leasehold improvements are amortized over the lesser of their economic useful lives or the expected term of the related lease.

The Company expenses the costs of advertising the first time the advertising takes place.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Intangible assets consist of acquired customer bases. These intangibles are being amortized on a straight-line basis over a period of five years.

2. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED:

Securities sold, not yet purchased, consist of the following:

State and municipal obligations	$129,776
Corporate bonds and other securities	59,172
U.S. government and agency obligations	35,423
	$224,371

Securities owned and securities sold, not yet purchased, are stated at quoted market values.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risk, as the Company's ultimate obligation may exceed the amount recognized in the financial statement.

Nonmarketable securities represent investments in restricted shares in public companies and shares in privately held companies not readily marketable amounting to $39,903, which has been valued at fair value as determined by management.

3. PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consists of:

		Depreciation/ Amortization Period
Furniture and fixtures	$ 607,759	5 years
Office equipment	2,236,943	3 years
Leasehold improvements	571,326	Term of lease
	3,416,028	
Less accumulated depreciation and amortization	2,331,207	
	$1,084,821	

4. INCOME TAXES:

The Company files consolidated federal income tax returns with the Parent and separate state income tax returns. Current and deferred income taxes are allocated to members of the consolidated group by computing such taxes as if each member were a separate taxpayer. Federal income taxes payable are payable to the Parent.

The Company has net operating loss carryforwards of approximately $3,600,000 available to offset taxable income through the year 2021.

At December 31, 2001, the Company has a net deferred tax asset of

At December 31, 2001, the Company has a net deferred tax asset of $2,883,956. The items giving rise to the deferred income tax benefit are net operating loss carryforwards, accumulated depreciation and amortization of property and equipment, unrealized depreciation on securities positions, and expenses which are not currently deductible for income tax purposes.

5. STOCKHOLDER'S EQUITY:

KHC has adopted two stock plans covering 12,800,000 shares of KHC's common stock pursuant to which officers, directors, key employees and consultants of KHC and the Company are eligible to receive incentive or nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock, stock reload options and other stock-based awards. At December 31, 2001, options to purchase 3,666,561 shares of common stock at exercise prices between $0.96875 and $6.00 per share are outstanding. Such options vest over periods of up to five years and are exercisable at various dates through September 2011.

On August 24, 2001, KHC transferred certain assets and liabilities of Princeton Securities Corporation ("Princeton"), an indirect subsidiary of KHC, to the Company in consideration for the payment of $100,000. The assets were transferred at book value, consisting of goodwill of approximately $890,000 and other assets of approximately $436,000, resulting in a capital contribution to the Company of approximately $1,226,000. In connection with this transaction, the Company offered employment to certain employees of Princeton, a retail-oriented brokerage firm. Contingent consideration paid under the terms of the original acquisition of Princeton are added to goodwill.

On August 29, 2001, the Company acquired certain assets and assumed certain lease commitments of M.S. Farrell & Co, Inc., a retail-oriented brokerage and investment banking firm, in consideration for the issuance by KHC of a 10-year warrant to purchase 1,200,000 shares of common stock of KHC at an exercise price equal to $1.50 per share. The fair value of the warrant was estimated to be $1,356,000 on the date of grant, using the Black-Scholes option-pricing model. This acquisition has been treated as a purchase for accounting purposes with the purchase price allocated to the assets acquired and liabilities assumed based on a preliminary determination of estimated fair values at the date of acquisition. The Company acquired a customer base with an estimated fair value of $850,000 and other assets with a fair value of approximately $21,000, resulting in an excess of cost over the fair value of net assets acquired of approximately $485,000.

Pursuant to the provisions of Statement of Financial Accounting Standards No. 142, the goodwill will not be amortized, but will be subject to an annual test for impairment.

6. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital under the aggregate indebtedness method permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of 6-2/3%

of aggregate indebtedness, as defined, or $250,000, whichever is greater. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company had net capital, as defined, of $1,467,679, which exceeded its minimum net capital requirement of $250,000 by $1,217,679. The Company's ratio of aggregate indebtedness to net capital was 2.16 to 1 at December 31, 2001.

7. RETIREMENT AND SAVINGS PLAN:

The Company sponsors a retirement and savings plan for all full-time employees over the age of 19 pursuant to Section 401(k) of the Internal Revenue Code. The Company matches 50% of each participant's contribution up to $2,000 per participant per year.

8. COMMITMENTS AND CONTINGENCIES:

The Company leases office space at several locations under noncancelable leases expiring at various times through October 31, 2006. The minimum annual rental payments for these leases are as follows:

Year ending December 31,	
2002	$1,229,297
2003	1,243,834
2004	799,014
2005	283,967
2006	80,483
	$3,636,595

The leases contain provisions for escalations based on increases in certain costs incurred by the lessor.

Other assets include a certificate of deposit, which is collateralizing a letter of credit, for the benefit of a landlord, in the amount of $100,000. At December 31, 2001, there were no amounts drawn down on this letter of credit.

In the normal course of business, the Company has been named as a defendant in certain litigations and arbitrations arising out of its activities as a broker-dealer in securities. It is the opinion of management that the various litigations and arbitrations will not have a material adverse effect on the Company's financial position.

9. FINANCIAL INSTRUMENTS:

The Company's activities can include the purchase and sale of stock options and warrants. Stock options and warrants give the buyer the right to purchase or sell securities at a specific price until a specified expiration date. These financial instruments are used to conduct trading activities and manage market risk.

The Company may receive warrants as part of its underwriting activities for initial public offerings. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual

national exchanges, which can be subject to market risk in the form of price fluctuations.

10. EMPLOYMENT CONTRACTS:

As of December 31, 2001, the Company has employment agreements with certain employees through August 2008. The agreement provides for base salaries, discretionary bonuses, brokerage commissions and allowances.

The minimum base salary and allowance payments are as follows:

Year ending December 31,

2002	$1,763,000
2003	1,763,000
2004	923,000
2005	755,000
2006	755,000
Thereafter	1,278,834
	$7,237,834

11. SUBSEQUENT EVENT:

The Company has entered into an agreement with its clearing broker, whereby the clearing broker has agreed to loan the Company $2,500,000 in the form of a subordinated loan. The agreement is awaiting NASD approval.




RECEIVED
MAR 0 4 2002
316
PROCESSING
SECTION
WASH. D.C.

KIRLIN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants


NEXIA
INTERNATIONAL



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants



INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
Kirlin Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Kirlin Securities, Inc. (a wholly owned subsidiary of Kirlin Holding Corp.) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggk.com



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 7, 2002